Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

The following communication was distributed on Aetna’s external website:

October 1, 2015

Op-ed: Health insurance mergers won’t dampen competition

On October 1, 2015, the Washington Times ran an op-ed by Jon Kaplan and Daniel Gorlin that suggests concerns over industry consolidation on the basis of quality, cost and competition are ill founded. Medicare Advantage providers, they argue, are among the leading innovators in health care and are rapidly increasing membership through improved outcomes, lower copays and extra benefits. They also face increasing competition from nontraditional sources. “What this suggests is that the insurers’ main competition in the future may not come from other traditional insurers, but from provider groups offering health coverage. To compete, Medicare Advantage plans will have to show that their medicine is as good as their perks. This will require continued clinical innovation, one of the stated objectives of this new round of consolidation.”

[Link to: http://www.washingtontimes.com/news/2015/oct/1/jon-kaplan-daniel-gorlin-health-insurance-mergers-/]

The following article written by a third party was made available via link provided in the above communication:

Proving their medicine is a good as their perks

Health insurance mergers won’t dampen competition

By Jon Kaplan and Daniel Gorlin - - Thursday, October 1, 2015

The planned mergers of four of America's largest health insurers — Anthem with Cigna, and Aetna with Humana — has triggered a vigorous debate in academic and policy circles.

On the one side are those who argue that fewer, larger health insurance companies will reduce competition, limit consumer choice, and harm Americans in the pocketbook. On the other side are those who argue that the bigger health insurers will be able to negotiate better rates and provide a needed counterbalance to the growing power of local and regional physician medical groups and hospitals, which are virtually free to dictate prices in many communities because they're the only game in town.

Caught in the crossfire of this debate is the Medicare Advantage program, a growing insurance market that is seen, at least in part, as the rationale for these mergers.

Though Medicare Advantage (MA) may have its detractors in academic circles, the 16.8 million seniors currently enrolled in the program — some 31 percent of all Medicare enrollees nationwide, according to the Kaiser Family Foundation — are typically not among them. Survey data consistently show that satisfaction rates (more than 90 percent, according to a February 2015 survey, are consistently high, even greater than the satisfaction levels of luxury car owners.

The traditional Medicare program existed for decades before government introduced a competitive alternative in 1997: Medicare + Choice, renamed Medicare Advantage in 2003. From its inception, the private program has operated under strict rules, including requirements that cost savings get passed back to beneficiaries through lower premiums, reduced co-payments or increased benefits. Insurers also are now required to spend a minimum of 85 percent of all premiums on patient medical care. Put another way: administrative overhead and profit combined can account for no more than 15 percent of all costs.

Despite this — or in our view because of it — Medicare Advantage providers have become some of the leading innovators in health care. With the need to provide medical services more efficiently and effectively than the fee-for-service program, MA insurers developed a different care model, predicated on active, hands-on management of patients' medical needs.

With improved outcomes, lower co-pays, and a variety of extra benefits, such as gym memberships and prescription drug, dental and vision coverage, it's easy to see why Medicare Advantage plans increased enrollment more than 50 percent in the last five years, from 11.1 million in 2010 to 16.8 million today.

If quality and cost are not major concerns, how about choice? Are the health insurance mergers likely to reduce consumer choices?

Our experience with the Medicare Advantage program argues against such a conclusion. First, there is always competition. Those who aren't happy with their Medicare Advantage plan can always select another plan or choose traditional Medicare.

Second, competition in the Medicare Advantage market has continued to increase, even as market conditions, including funding cuts and provider consolidation, have deteriorated. In 2006, for example, Medicare beneficiaries in only 45 percent of U.S. counties had a choice of at least three Medicare Advantage plans; last year, in 2014, three or more plans were available in more than 65 percent of all counties.

Medicare Advantage also faces a new competitor, the so-called integrated healthcare providers. You know them as large group practices, many of which are affiliated with local hospitals. These providers, who have longstanding relationships with patients and the resources to develop and implement local and regional care programs, believe they can beat MA insurers at their own game. In 2013 and 2014 alone, 23 integrated providers launched new Medicare Advantage plans, including North Shore-LI Jewish Health System, Inc., Catholic Health Initiatives, and New York City Health and Hospitals Corporation. Intermountain Health Care, Inc. in Utah entered the market just two years ago; today it is the second largest Medicare Advantage provider in the state.

What this suggests is that the insurers' main competition in the future may not come from other traditional insurers, but from provider groups offering health coverage. To compete, Medicare Advantage plans will have to show that their medicine is as good as their perks. This will require continued clinical innovation, one of the stated objectives of this new round of consolidation.

Ultimately, Americans will vote with their wallets. If Medicare Advantage continues to flourish, we'll know the insurance companies made a wise decision.

• Jon Kaplan is a senior partner at The Boston Consulting Group and leader of the firm's Health-care Payers and Services team in the Americas. Daniel Gorlin is a BCG principal specializing in health care. They are both based in Chicago.

Important Information For Investors And Stockholders

This website does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

Cautionary Statement Regarding Forward-Looking Statements

This website contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this website regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s revenue and operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.